As filed with the Securities and Exchange Commission on April 10, 2017

Registration No. 333-216050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Liberty Oilfield Services Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	81-4891595
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

950 17th Street, Suite 2000
Denver, Colorado 80202
(303) 515-2800

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher A. Wright
Chief Executive Officer
950 17th Street, Suite 2000
Denver, Colorado 80202
(303) 515-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman **E. Ramey Layne** **Vinson & Elkins L.L.P.** **1001 Fannin, Suite 2500** **Houston, Texas 77002** **(713) 758-2222**	**Joshua Davidson** **Hillary H. Holmes** **Baker Botts L.L.P.** **One Shell Plaza** **910 Louisiana Street** **Houston, Texas 77002** **(713) 229-1234**

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	24,864,865	$20.00	$497,297,300	$57,637.00

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 3,243,243 additional shares of Class A common stock that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) The Registrant previously paid $5,795.00 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS
(Subject to Completion, dated   , 2017)

21,621,622 Shares



Liberty Oilfield Services Inc.

CLASS A COMMON STOCK

This is the initial public offering of the Class A common stock of Liberty Oilfield Services Inc., a Delaware corporation. We are offering 20,825,498 shares of our Class A common stock and the selling shareholders identified in this prospectus are offering 796,124 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. No public market currently exists for our Class A common stock. We are an "emerging growth company" and are eligible for reduced reporting requirements. Please see "Risk Factors" and "Prospectus Summary—Emerging Growth Company Status."

We have been authorized to list our Class A common stock on the New York Stock Exchange under the symbol "BDFC."

We anticipate that the initial public offering price will be between $17.00 and $20.00 per share.

Investing in our Class A common stock involves risks. Please see "Risk Factors" beginning on page 24 of this prospectus.

	Per share	Total
Price to public	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds to Liberty Oilfield Services Inc. (before expenses)	$	$
Proceeds to the selling shareholders	$	$

(1)   We refer you to "Underwriting (Conflicts of Interest)" beginning on page 124 of this prospectus for additional information regarding underwriting compensation.

We and the selling shareholders have granted the underwriters the option to purchase up to 3,243,243 additional shares of Class A common stock on the same terms and conditions set forth above if the underwriters sell more than 21,621,622 shares of Class A common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about   , 2017.

Morgan Stanley	**Goldman, Sachs & Co.**	**Wells Fargo Securities**
Citigroup	**J.P. Morgan**	**Evercore ISI**

Simmons & Company International   **Tudor, Pickering, Holt & Co.**
Energy Specialists of Piper Jaffray

Houlihan Lokey	**Intrepid Partners**	**Petrie Partners Securities**	**SunTrust Robinson Humphrey**

Prospectus dated   , 2017.

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated or required by the context, all references in this prospectus to "Liberty Inc.," the "Company," "we," "us" or "our" relate to Liberty Oilfield Services Inc. and its consolidated subsidiaries after giving effect to the corporate reorganization contemplated immediately prior to the completion of this offering. References in this prospectus to "selling shareholders" refer to those entities identified as selling shareholders in "Principal and Selling Shareholders." References in this prospectus to "Liberty LLC" refer to Liberty Oilfield Services New HoldCo LLC, the entity which will own our operating subsidiaries, Liberty Oilfield Services LLC ("Liberty Services") and LOS Acquisition Co I LLC (as combined, our "accounting predecessor"). References in this prospectus to "Liberty Holdings" refer to Liberty Oilfield Services Holdings LLC, the entity which currently owns our operating subsidiaries.

Except as otherwise indicated, all information contained in this prospectus assumes an initial public offering price of $18.50 per share of Class A common stock (the mid-point of the range set forth on the cover of this prospectus) and that the underwriters do not exercise their option to purchase additional shares and excludes Class A common stock reserved for issuance under our long-term incentive plan. While the equipment and amount of HHP required for a customer project varies, we calculate our total HHP, as used in this prospectus, by multiplying our number of fleets by 40,000 HHP.

LIBERTY OILFIELD SERVICES INC.

Overview

We are a rapidly growing independent provider of hydraulic fracturing services to onshore oil and natural gas exploration and production ("E&P") companies in North America. We have grown organically from one active hydraulic fracturing fleet (40,000 HHP) in December 2011 to 13 active fleets (520,000 HHP) in April 2017. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect, based on discussions with customers, to deploy six additional fleets (240,000 HHP) by the end of the first quarter of 2018, for a total of 19 active fleets (aggregating to a total of 792,500 HHP including additional supporting HHP). Our additional fleets consist of six fleets we recently acquired and are upgrading to our specifications. We provide our services primarily in the Permian Basin, the Denver-Julesburg Basin (the "DJ Basin"), the Williston Basin and the Powder River Basin and expect to deploy one or more fleets for customers in the Eagle Ford Shale in the second half of 2017. Our customer base includes a broad range of E&P companies, including Extraction Oil & Gas, Inc., SM Energy Company, Centennial Resource Development, Inc., Continental Resources, Inc., Devon Energy Corporation, Noble Energy, Inc. and Anadarko Petroleum Corporation.

Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies, Inc. ("Pinnacle Technologies") into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a major role in launching the shale revolution. Our

In 2016, we took advantage of the industry downturn and more than doubled our capacity through the opportunistic acquisitions of nine fleets (360,000 HHP) built within the last seven years and are investing significant capital to upgrade them to our specifications. Taken together, we expect to have 19 fleets (aggregating to a total of 792,500 HHP including additional supporting HHP) deployed to customers before the end of the first quarter of 2018. We believe that our modern, well-maintained fleets allow us to provide a high level of service to our customers. In addition, we have built a strong relationship with the assembler of our custom-designed hydraulic fracturing fleets and believe we will continue to have timely access to new, high capability fleets as we continue to grow.

- *Experienced, incentivized and proven management team and supportive sponsor.* Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a leading role in launching the shale revolution. Our management team has an average of over 20 years of oilfield services experience, and the majority of our management team worked together before founding Liberty Holdings. In addition, our chief executive officer is also the Executive Chairman of Liberty Resources LLC ("Liberty Resources"), an affiliated E&P company primarily operating in the Williston Basin, which gives us insight into our customers' needs. We have partnered with Liberty Resources and other customers to demonstrate, by application, the effectiveness of certain of our technological innovations. Further, our management team has significant equity ownership in us, which aligns their incentives with the investors in this offering. Following this offering, our executive officers will own an approximate 5.1% economic interest in us. In addition, following the offering, funds affiliated with Riverstone Holdings LLC ("Riverstone"), an energy- and power-focused private investment firm founded in 2000 with over $34 billion of capital raised, will own a significant economic interest in us. We believe that we have benefited from Riverstone's involvement in our business and expect to continue to benefit from their ongoing involvement following this offering.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

- *Expand through continued organic growth.* We have deployed seven fleets (280,000 HHP) based on customer demand since June 2016 and plan to deploy six more fleets (240,000 HHP) in response to existing customer demand by the end of the first quarter of 2018. Because the demand for our services exceeds our current deployed and active capacity, we intend to use a portion of the proceeds from this offering and future revenue to fund the remaining construction, refurbishment and upgrade costs for additional fleets to be deployed beginning in the second half of 2018. We may also selectively pursue attractive asset acquisitions that meet our quality standards and targeted returns on invested capital and that enhance our market positioning and geographic presence. We believe this strategy will facilitate the continued expansion of our customer base and geographic presence.

- *Capitalize on the recovery and long-term trends within unconventional resource plays.* According to Baker Hughes' North American Rig Count, the number of active rigs in the United States reached a recent low of 404 as reported on May 27, 2016 but has since recovered by 108% to 839 active rigs on April 7, 2017. More specifically, the number of active rigs located in the basins where we primarily conduct operations grew by 133%, from a low of 201 active rigs to 468 active rigs over the same period. In addition to the recent increase in rig count, we have witnessed a longer term trend in increased horizontal drilling activity and intensity as evidenced by the proportion of active horizontal closing procedures, which have not yet been completed. Our actual results for the three months ended March 31, 2017 are not available and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, the revenue and net income (loss) for any particular period may not be indicative of future results. See "Cautionary Note Regarding Forward-Looking Statements."

Corporate Reorganization

We were incorporated as a Delaware corporation in December 2016. Following this offering and the related transactions, we will be a holding company whose only material asset will consist of membership interests in Liberty LLC. Liberty LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Liberty LLC and will be responsible for all operational, management and administrative decisions relating to Liberty LLC's business and will consolidate financial results of Liberty LLC and its subsidiaries.

In connection with the offering:

(a) Liberty Holdings will contribute all of its assets to Liberty LLC in exchange for ownership interests in Liberty LLC, which we refer to in this prospectus as "Liberty LLC Units";

(b) Liberty Holdings will liquidate and distribute to its existing owners, including affiliates of Riverstone and certain members of our management team (the "Legacy Owners"), Liberty LLC Units in accordance with its limited liability company agreement;

(c) certain of the Legacy Owners will directly or indirectly contribute all of their Liberty LLC Units to Liberty Inc. (we refer to such Legacy Owners as the "Exchanging Owners") in exchange for 30,708,813 shares of Class A common stock and, in the case of some of the Exchanging Owners, the right to receive approximately $9.5 million of the proceeds of this offering;

(d) certain of the Legacy Owners will contribute only a portion of their Liberty LLC Units to Liberty Inc. (we refer to such Legacy Owners as the "Liberty Unit Holders") in exchange for 5,984,016 shares of Class A common stock and will continue to directly own a portion of the Liberty LLC Units following this offering;

(e) Liberty Inc. will issue 20,825,498 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f) certain of the Legacy Owners will sell 796,124 shares of Class A common stock to purchasers in this offering;

(g) Liberty Inc. will use approximately $62.7 million (based on the midpoint of the range set forth on the cover of this prospectus) of the proceeds from this offering to purchase 3,606,462 Liberty LLC Units from the Liberty Unit Holders;

(h) Liberty Inc. will issue to each Liberty Unit Holder a number of shares of Class B common stock equal to the number of vested Liberty LLC Units held by such Liberty Unit Holder following this offering; and

(i) Liberty Inc. will contribute the remaining net proceeds of this offering to Liberty LLC in exchange for an additional number of Liberty LLC Units such that Liberty Inc. holds a total number of Liberty LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by this prospectus, Liberty Inc. will own an approximate 45.3% interest in Liberty LLC (or 47.2% if the underwriters' option to purchase additional shares is exercised in full), and the Liberty Unit Holders will own an approximate 54.7% interest in Liberty LLC (or 52.8% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal and Selling Shareholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of Liberty LLC (the "Liberty LLC Agreement"), each Liberty Unit Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for, at Liberty LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Liberty LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Liberty LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Liberty Inc. (instead of Liberty LLC) will have the right (the "Call Right") to, for administrative convenience, acquire each tendered Liberty LLC Unit directly from the redeeming Liberty Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Liberty Inc., Liberty Inc. has the right to require each holder of Liberty LLC Units (other than Liberty Inc.) to exercise its Redemption Right with respect to some or all of such unitholder's Liberty LLC Units. In connection with any redemption of Liberty LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Liberty LLC Agreement." The Legacy Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions— Registration Rights Agreement."

Liberty Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Liberty LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Liberty LLC, and such adjustments will be allocated to Liberty Inc. These adjustments would not have been available to Liberty Inc. absent its acquisition or deemed acquisition of Liberty LLC Units and are expected to reduce the amount of cash tax that Liberty Inc. would otherwise be required to pay in the future. In addition, Liberty Inc. will have certain net operating losses available to it as a result of certain reorganization transactions entered into in connection with this offering which may also reduce the amount of cash tax that Liberty Inc. is required to pay in the future.

We will enter into two tax receivable agreements, which we refer to as the "Tax Receivable Agreements," with the Liberty Unit Holders and certain of the Exchanging Owners, whom we collectively refer to as the "TRA Holders."

The first of the Tax Receivable Agreements, which we will enter into with the Liberty Unit Holders, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's Liberty LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or our Call Right and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under such Tax Receivable Agreement.

The second of the Tax Receivable Agreements, which we will enter into with certain of the Exchanging Owners, generally provides for the payment by us to such TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement.

Payments will generally be made under the Tax Receivable Agreements as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreements. However, if we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreements terminate early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment in advance of any actual cash tax savings. We will be dependent on Liberty LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreements.

As described above in step (g), we will use approximately $62.7 million to purchase 3,606,462 Liberty LLC Units from the Liberty Unit Holders. Such purchases from the Liberty Unit Holders would result in an increase to our estimated tax basis of approximately $57.9 million, and we would record (assuming an initial offering price equal to the midpoint of the range set forth on the cover of this prospectus) an estimated incremental deferred tax asset approximately $32.0 million and a corresponding TRA liability of $27.2 million. However, as we expect to initially record a full valuation allowance for the incremental deferred tax asset due to the uncertainty of realization of the deferred tax asset, we expect the associated TRA liability will likewise be zero. If the underwriters exercise their option to purchase additional shares in full, we will purchase an additional 2,321,838 Liberty LLC Units from the Liberty Unit Holders. Our estimated tax basis would increase by an additional approximately $37.3 million, and we would record an additional $20.6 million of deferred tax asset, initially subject to a full valuation allowance. Assuming the underwriters do not exercise their option to purchase additional shares, a $1 increase or decrease in the assumed initial public offering price (the mid-point of the range set forth on the cover of this prospectus) would result in an approximate $3.4 million increase (or decrease) in the estimated tax basis and $1.9 million increase (or decrease) in the incremental deferred tax asset, in each case, initially subject to a full valuation allowance.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



Liberty Unit Holders(1)
Other Legacy Owners(2)
Investors in this offering
10.4% Class A Common Stock
100.0% Class B Common Stock
59.4% Total Voting Power
52.0% Class A Common Stock
23.6% Total Voting Power
37.6% Class A Common Stock
17.0% Total Voting Power
Liberty Oilfield Services Inc.
(NYSE: BDFC)
69,392,613 Liberty LLC Units
54.7% of Liberty LLC Units
Sole Managing Member
57,518,327 Liberty LLC Units
45.3% of Liberty LLC Units
Liberty Oilfield Services New HoldCo LLC
(Liberty LLC)
Operating Subsidiaries

(1) Consists of Legacy Owners including certain members of our management and Riverstone.
(2) Includes the Exchanging Owners who consist of affiliates of Riverstone, certain members of management and other Legacy Owners.

Our Principal Shareholders

Upon completion of this offering, the Legacy Owners will initially own 69,392,613 Liberty LLC Units, 35,896,705 shares of Class A common stock, representing approximately 28.3% of the voting power of the Company, and 69,392,613 shares of Class B common stock, representing approximately 54.7% of the voting power of the Company. For more information on our corporate reorganization and the ownership of our common stock by our principal and selling shareholders, see "Corporate Reorganization" and "Principal and Selling Shareholders."

Funds affiliated with Riverstone own a substantial interest in Liberty Inc. and Liberty LLC. Riverstone is an energy- and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with over $34 billion of capital raised. Riverstone conducts buyout and growth capital investments in the E&P, midstream, oilfield services, power, and renewable sectors of the energy industry. With offices in New York, London, Houston and Mexico City, Riverstone has committed more than $33 billion to more than 120 investments in North America, Latin America, Europe, Africa, and Asia.

Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 24 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

- Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

- The volatility of oil and natural gas prices may adversely affect the demand for our hydraulic fracturing services and negatively impact our results of operations.

- Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

- Reliance upon a few large customers may adversely affect our revenue and operating results.

- We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

- We rely on a limited number of third parties for sand, proppant and chemicals, and delays in deliveries of such materials or increases in the cost of such materials could harm our business, results of operations and financial condition.

- We currently rely on one assembler and a limited number of suppliers for major equipment to both build new fleets and upgrade any fleets we acquire to our custom design, and our reliance on these vendors exposes us to risks including price and timing of delivery.

- Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

- Federal, state and local legislative and regulatory initiatives relating to induced seismicity and hydraulic fracturing as well as governmental reviews of such activities may serve to limit future oil and natural gas exploration and production activities and could have a material adverse effect on our results of operations and business.

- We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.
- We rely on a few key employees whose absence or loss could adversely affect our business.
- We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Liberty LLC, and we will be accordingly dependent upon distributions from Liberty LLC to pay taxes, make payments under the Tax Receivable Agreements and cover our corporate and other overhead expenses.
- If we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreements terminate early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreements (determined by applying a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points).
- The Legacy Owners have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.
- Riverstone and its respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Riverstone to benefit from corporate opportunities that might otherwise be available to us.

Emerging Growth Company Status

We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the reduced disclosure obligations regarding executive compensation in our periodic reports. In addition, Section 107 of the Jumpstart Our Business Startups Act (the "JOBS Act") provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies. We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies."

Controlled Company Status

Because the Liberty Unit Holders, together with affiliates of Riverstone, will initially own 69,392,613 Liberty LLC Units, 21,368,814 shares of Class A common stock and 69,392,613 shares of Class B common stock, representing approximately 71.5% of the voting power of our company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and rules of the New York Stock Exchange (the "NYSE"). A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules,

THE OFFERING

Class A common stock offered by us	20,825,498 shares (23,594,841 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock offered by the selling shareholders	796,124 shares (1,270,024 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock to be outstanding immediately after completion of this offering	57,518,327 shares (59,840,165 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	69,392,613 shares (67,070,775 shares if the underwriters' option to purchase additional shares is exercised in full), or one share for each Liberty LLC Unit held by the Liberty Unit Holders immediately following this offering. Class B shares are non-economic. In connection with any redemption of Liberty LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering	45.3% (or 100% if all outstanding Liberty LLC Units held by the Liberty Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering, the Exchanging Owners and the Liberty Unit Holders will initially own 29,912,689 and 5,984,016 shares of Class A common stock, respectively, representing approximately 23.6% and 4.7% of the voting power of the Company, respectively.
Voting power of Class B common stock after giving effect to this offering	54.7% (or 0% if all outstanding Liberty LLC Units held by the Liberty Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering, the Liberty Unit Holders will initially own 69,392,613 shares of Class B common stock, representing approximately 54.7% of the voting power of the Company. The Exchanging Owners will not own any shares of Class B common stock.
Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally.

Holders of our Class A common stock and Class B common stock vote together as a single class on all

	matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."
Use of proceeds	We expect to receive approximately $354.2 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.
	We intend to use $72.2 million of the net proceeds of this offering to purchase Liberty LLC Units from or pay consideration to certain Legacy Owners.
	We intend to contribute the remaining portion of the net proceeds of this offering received by us to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay all outstanding borrowings and accrued interest under our Credit Facility (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements"), totaling approximately $115 million as of April 18, 2017, (ii) to repay all outstanding borrowings and accrued interest under our Bridge Loan (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements"), totaling approximately $25 million as of April 18, 2017, and which could increase up to an additional $15 million prior to the closing of this offering, and (iii) for general corporate purposes, including funding future capital expenditures. We intend to use any net proceeds received by us from the exercise of the underwriters' option to purchase additional shares to purchase Liberty LLC Units from or pay consideration to certain Legacy Owners. Please see "Use of Proceeds."
	We will not receive any proceeds from the sale of shares by the selling shareholders.
Conflicts of Interest	Because a repayment of all outstanding borrowings under the Credit Facility by Liberty LLC will result in at least 5% of the net proceeds of this offering being paid to affiliates of Wells Fargo Securities LLC and Citigroup Global Markets Inc. who are lenders under the Credit Facility, a "conflict of interest" will be deemed to exist under Rule 5121(f)(5)(C)(i) of the Financial Industry Regulatory Authority, Inc. ("FINRA"). This offering is being made in compliance with the requirements of FINRA Rule 5121, which requires a "qualified independent underwriter," as defined by the FINRA rules, to participate in the preparation of the registration statement and the

prospectus and exercise the usual standards of due diligence in respect thereto. Morgan Stanley & Co. LLC has agreed to serve in that capacity and we have agreed to reimburse Morgan Stanley & Co. LLC for all fees and expenses incurred while serving as qualified independent underwriter in connection with this offering. We have also agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

The following table summarizes our historical and certain pro forma financial and other data and should be read together with "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our combined financial statements and related notes included elsewhere in this prospectus.

The summary historical financial data as of and for the years ended December 31, 2016 and 2015 was derived from the audited historical financial statements included elsewhere in this prospectus.

	Years ended December 31,	
	2016	2015
	(in thousands, except per share and revenue per active HHP amounts)	
Statement of Operations Data:		
Revenue	$ 374,773	$455,404
Costs of services, excluding depreciation and amortization shown separately	354,729	393,340
General and administrative	35,789	28,765
Depreciation and amortization	41,362	36,436
(Gain) loss on disposal of assets	(2,673)	423
Operating loss	(54,434)	(3,560)
Other income (expense)		
Interest expense	(6,126)	(5,501)
Net loss	$ (60,560)	$ (9,061)
Pro Forma Per Share Data[1]		
Pro forma net income (loss)	$ (38,415)	
Pro forma net income (loss) per share		
Basic	$ (0.10)	
Diluted	$ (0.10)	
Pro forma weighted average shares outstanding		
Basic	57,518,327	
Diluted	57,518,327	
Statement of Cash Flows Data:		
Cash flows provided by (used in) operating activities	$ (40,708)	$ 6,119
Cash flows used in investing activities	(96,351)	(38,492)
Cash flows provided by financing activities	148,543	21,485
Other Financial Data:		
Capital expenditures	$ 102,428	$ 38,492
EBITDA[2]	$ (13,072)	$ 32,876
Adjusted EBITDA[2]	$ (6,045)	$ 40,767
Average Total HHP[3]	432	237
Average Deployable HHP[3]	293	237
Average Active HHP[4]	287	237
Revenue per Average Active HHP[5]	$ 1,307	$ 1,924
Balance Sheet Data (at end of period):		
Total assets	$ 451,845	$296,971
Long-term debt (including current portion)	103,924	110,232
Total liabilities	222,873	162,920
Total member equity	228,972	134,051

(1) Pro forma net income (loss), net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization." The pro forma data also reflects additional pro forma income tax benefit of $22.1 million for the year ended December 31, 2016, associated with the income tax effects of the corporate reorganization described under

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

The Legacy Owners have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Legacy Owners will own approximately 83.0% of our voting stock (or approximately 80.4% if the underwriters' option to purchase additional shares is exercised in full). As a result, the Legacy Owners will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of the Legacy Owners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, the Legacy Owners may have different tax positions from us, especially in light of the Tax Receivable Agreements, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreements and accelerate our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration the Legacy Owners tax or other considerations which may differ from the considerations of us or our other stockholders. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

Given this concentrated ownership, the Legacy Owners would have to approve any potential acquisition of us. Furthermore, in connection with this offering, we will enter into a stockholders' agreement with the Principal Stockholders. The stockholders' agreement is expected to provide Riverstone with the right to designate a certain number of nominees to our board of directors so long as Riverstone and its affiliates collectively beneficially own at least 10% of the outstanding shares of our Class A common stock. In addition, the stockholders' agreement provides Riverstone the right to approve certain material transactions so long as Riverstone and its affiliates own at least 20% of the outstanding shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement." The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, the Legacy Owners concentration of stock ownership may adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $13.93 per share.

Based on an assumed initial public offering price of $18.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $13.93 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $4.57 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock, and our anticipated credit agreement will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, our anticipated credit agreement will place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have 57,518,327 outstanding shares of Class A common stock (or 59,840,165 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised in full). This number includes 21,621,622 shares that we and the selling shareholders are selling in this offering and 3,243,243 shares that we and the selling shareholders may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' option to purchase additional shares, the Legacy Owners will own 34,975,300 shares of our Class A common stock and 67,070,775 shares of our Class B common stock, or approximately 80.4% of our total outstanding shares. The Liberty Unit Holders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that they receive in exchange for their Liberty LLC Units in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 14,101,216 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers, and the selling shareholders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting (Conflicts of Interest)" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Liberty Inc. will be required to make payments under the Tax Receivable Agreements for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, Liberty Inc. will enter into two Tax Receivable Agreements with the TRA Holders. These agreements will generally provide for the payment by Liberty Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of certain increases in tax basis, net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering, and certain benefits attributable to imputed interest. Liberty Inc. will retain the benefit of the remaining 15% of these cash savings.

The term of each Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreements are terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreements. In addition, payments we make under the Tax Receivable Agreements will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreements are not terminated, the payments under the Tax Receivable Agreements are anticipated to commence in 2018 and to continue for 15 years after the date of the last redemption of the Liberty LLC Units.

The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of Liberty LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon significant future events and assumptions, including the timing of the redemptions of Liberty LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its Liberty LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of the contemplated reorganization transactions, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of Liberty Inc.'s payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis.

The payments under the Tax Receivable Agreements will not be conditioned upon a holder of rights under a Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreements, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.

If we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreements terminate early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreements (determined by applying a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including (i) that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) that any Liberty LLC Units (other than those held by Liberty Inc.) outstanding on the termination date are deemed to be redeemed on the termination date, and (iii) certain loss or credit carryovers will be utilized over five years beginning with the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

If we experience a change of control (as defined under the Tax Receivable Agreements) or the Tax Receivable Agreements otherwise terminate early, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreements were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $345 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of $558 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

Please read ''Certain Relationships and Related Party Transactions—Tax Receivable Agreements.''

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $354.2 million after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $31.1 million, in the aggregate.

We intend to use $72.2 million of the net proceeds of this offering to purchase Liberty LLC Units from or pay consideration to certain Legacy Owners. We intend to contribute the remaining portion of the net proceeds of this offering received by us to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay all outstanding borrowings and accrued interest under our Credit Facility, totaling approximately $115 million as of April 18, 2017, and which could increase up to an additional $15 million prior to the closing of this offering, (ii) to repay all outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $25 million as of April 18, 2017, and (iii) for general corporate purposes, including funding future capital expenditures. We intend to use any net proceeds received by us from the exercise of the underwriters' option to purchase additional shares to purchase Liberty LLC Units from or pay consideration to certain Legacy Owners.

Our Credit Facility matures on September 23, 2019. As of December 31, 2016, the Credit Facility had an outstanding balance of approximately $105 million and bore interest at a weighted average interest rate of 5.08%. The borrowings consist of approximately $57 million of term loans and $48 million of revolving borrowings, incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our Credit Facility, we may at any time reborrow amounts repaid under the revolving portion of our Credit Facility, and we may do so to fund our capital program and for other general corporate purposes. After the closing of this offering, we expect to retire the Credit Facility, and to arrange for a new $250 million revolving credit facility.

The Bridge Loan matures on October 10, 2017, unless earlier terminated in connection with an initial public offering, and bears interest at a rate of 12%. As of April 10, 2017, there was $25 million outstanding under the Bridge Loan, and up to an additional $15 million principal amount may be borrowed under the Bridge Loan prior to the closing of this offering. The borrowings under the Bridge Loan were used for the acquisition of hydraulic fracturing equipment, and any future borrowings under the Bridge Loan will be used for the same purpose. In connection with the consummation of this offering and the use of proceeds therefrom, we will fully repay and terminate the Bridge Loan.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders, including pursuant to any exercise of the underwriters' option to purchase additional shares. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

- on an actual basis; and

- on an as adjusted basis after giving effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $18.50 per share and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2016	
	Actual	As Adjusted
	(in thousands, except share counts and par value)	
Cash and cash equivalents	$ 11,484	$187,634
Long-term debt, including current maturities:		
Credit Facility	$103,805	$ —
Capital lease obligations	119	119
Total Debt, net of deferred financing costs	$103,924	$ 119
Member/Shareholders' equity:		
Member equity	$228,972	$ —
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 400,000,000 shares authorized, 57,518,327 shares issued and outstanding (As Adjusted)	—	575
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 400,000,000 shares authorized, 69,392,613 shares issued and outstanding (As Adjusted)	—	694
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 10,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	364,346
Non-controlling interests	—	144,136
Total member/shareholders' equity	$228,972	$509,751
Total capitalization	$332,896	$509,870

The information presented above assumes no exercise of the underwriters' option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2016, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $226.0 million, or $2.05 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds of $354.2 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses) and the application of such proceeds as described in "Use of Proceeds", our adjusted pro forma net tangible book value as of December 31, 2016 would have been approximately $580.1 million, or $4.57 per share. This represents an immediate increase in the net tangible book value of $2.52 per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $13.93 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):

Assumed initial public offering price per share		$18.50
Pro forma net tangible book value per share as of December 31, 2016 (after giving effect to our corporate reorganization)	$2.05	
Increase per share attributable to new investors in this offering	2.52	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		4.57
Dilution in pro forma net tangible book value per share to new investors in this offering[1]		$13.93

---

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $14.77 or $13.08, respectively.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2016, the total number of shares of Class A common stock owned by the Legacy Owners (assuming that 100% of our Class B common stock has been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $18.50, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Legacy Owners[1]	110,236,185	86.9%	$281,361	47.7%	$ 2.55
New investors in this offering[2]	16,674,755	13.1	308,483	52.3	18.50
Total	126,910,940	100.0%	$589,844	100.0%	$ 4.65

---

(1) The number of shares disclosed for the Legacy Owners includes 796,124 shares being sold by the selling shareholders in this offering and 4,150,743 shares corresponding to the Liberty LLC Units we intend to purchase from certain Legacy Owners with a portion of the net proceeds from this offering.

(2) The number of shares disclosed for the new investors does not include the 796,124 shares being purchased by the new investors from the selling shareholders in this offering and 4,150,743 shares corresponding to the Liberty LLC Units we intend to purchase from certain Legacy Owners with a portion of the net proceeds from this offering.

The data in the table excludes 14,101,216 shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 24,864,865, or approximately 41.6% of the total number of shares of Class A common stock.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table summarizes our historical and certain pro forma financial and other data and should be read together with "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our combined financial statements and related notes included elsewhere in this prospectus.

The selected historical financial data as of and for the years ended December 31, 2016 and 2015 was derived from the audited historical financial statements included elsewhere in this prospectus.

	Years ended December 31,	
	2016	2015
	(in thousands, except per share and revenue per active HHP amounts)	
Statement of Operations Data:		
Revenue	$ 374,773	$455,404
Costs of services, excluding depreciation and amortization shown separately	354,729	393,340
General and administrative	35,789	28,765
Depreciation and amortization	41,362	36,436
(Gain) loss on disposal of assets	(2,673)	423
Operating loss	(54,434)	(3,560)
Other income (expense)		
Interest expense	(6,126)	(5,501)
Net loss	$ (60,560)	$ (9,061)
Pro Forma Per Share Data[1]		
Pro forma net income (loss)	$ (38,415)	
Pro forma net income (loss) per share		
Basic	$ (0.10)	
Diluted	$ (0.10)	
Pro forma weighted average shares outstanding		
Basic	57,518,327	
Diluted	57,518,327	
Statement of Cash Flows Data:		
Cash flows provided by (used in) operating activities	$ (40,708)	$ 6,119
Cash flows used in investing activities	(96,351)	(38,492)
Cash flows provided by financing activities	148,543	21,485
Other Financial Data:		
Capital expenditures	$ 102,428	$ 38,492
EBITDA[2]	$ (13,072)	$ 32,876
Adjusted EBITDA[2]	$ (6,045)	$ 40,767
Average Total HHP[3]	432	237
Average Deployable HHP[3]	293	237
Average Active HHP[4]	287	237
Revenue per Average Active HHP[5]	$ 1,307	$ 1,924
Balance Sheet Data (at end of period):		
Total assets	$ 451,845	$296,971
Long-term debt (including current portion)	103,924	110,232
Total liabilities	222,873	162,920
Total member equity	228,972	134,051

(1) Pro forma net income (loss), net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization." The pro forma data also reflects additional pro forma income tax benefit of $22.1 million for the year ended December 31, 2016, associated with the income tax effects of the corporate reorganization described under "—Corporate Reorganization" and this offering. Liberty Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, Liberty LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(2) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation of each to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Prospectus Summary—Non-GAAP Financial Measures."

(3) Average Total HHP is calculated as the average of the monthly total owned HHP for the period, including both deployable HHP and HHP represented by hydraulic fracturing equipment that is undergoing refurbishment or upgrade before it is available for use at the wellsite. Average Deployable HHP is calculated as the average of the monthly total owned HHP less HHP that is undergoing refurbishment or upgrade before it is available for use at the wellsite.

(4) Average Active HHP is calculated as the average of the monthly active HHP (representing HHP active at any time during the month) for the period presented.

(5) Revenue per Average Active HHP is calculated as total revenue for the period divided by the Average Active HHP, as defined above.

periods. However, our revenue per average active HHP increased by approximately 14.3%, 14.7% and 31.1% in the second, third and fourth quarters of 2016 as compared to the respective prior quarter. For the three months ended December 31, 2016, our revenue was $155.7 million. For the year ended December 31, 2014, our revenue was $517.4 million and our revenue per average active HHP was $3,168.

Cost of Services

Cost of services (excluding depreciation and amortization) decreased $38.6 million, or 9.8%, to $354.7 million for the year ended December 31, 2016 compared to $393.3 million for the year ended December 31, 2015. The lower expense in 2016 reflects a $44.4 million decrease attributable to materials and fuel, primarily due to the benefit of lower pricing which was partially offset by a 40% increase in material volumes. Additionally, the cost of components used in our repairs and maintenance operations decreased by $7.5 million. Those decreases were partially offset by higher personnel costs, which increased by 16.4% to support a 21.1% increase in average active HHP deployed during the year ended December 31, 2016 as compared to the year ended December 31, 2015.

General and Administrative Expenses

General and administrative expenses increased by $7.0 million, or 24.4%, to $35.8 million for the year ended December 31, 2016 compared to $28.8 million for the year ended December 31, 2015. Legal and other professional services fees and other transaction costs increased approximately $6.1 million and were primarily associated with the assets acquired in 2016. Additionally, fleet start-up expenses increased by $3.2 million for the year ended December 31, 2016 compared to the year ended December 31, 2015. These increases were partially offset by a $6.4 million decrease in bad debt expense.

Depreciation and Amortization

Depreciation and amortization expense increased $4.9 million, or 13.5%, to $41.4 million for the year ended December 31, 2016 compared to $36.4 million for the year ended December 31, 2015, due to an increase in field services equipment in operation, primarily related to assets purchased in 2016.

Operating Income (Loss)

We realized an operating loss of $54.4 million for the year ended December 31, 2016 compared to an operating loss of $3.6 million for the year ended December 31, 2015, primarily due to the pricing driven reductions in revenues and expenses described above. Generally, our financial results were negatively impacted by the significant decrease in pricing for our hydraulic fracturing services following the dramatic decrease in drilling activity by E&P companies during the recent downturn.

Interest Expense

The increase in interest expense of $0.6 million, or 11.4% during the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to an increase in the average outstanding balance under our Credit Facility, as well as a small increase in the weighted average interest rate.

Net Income (Loss)

We realized net losses of $60.6 million and $9.1 million for the years ended December 31, 2016 and 2015, respectively. Our net losses resulted from the pricing driven reductions in revenues and expenses described above. Generally, our financial results were negatively impacted by the significant decrease in pricing for our hydraulic fracturing services following the dramatic decrease in drilling activity by E&P companies during the recent downturn.

compared to $40.8 million for the year ended December 31, 2015. The decreases in EBITDA and Adjusted EBITDA resulted from the declines in revenue and other items described above under the captions *Revenue*, *Cost of Services* and *General and Administrative Expenses* above.

For the three months ended December 31, 2016, our Adjusted EBITDA of $10.2 million represents net loss of $4.1 million, plus depreciation and amortization of $11.1 million, interest expense of $1.6 million, fleet start-up costs of $2.6 million, and asset acquisition costs of $1.6 million, less gain on disposal of assets of $2.6 million.

For the year ended December 31, 2014, our Adjusted EBITDA of $76.1 million represents net income of $36.0 million, plus depreciation and amortization of $22.1 million, interest expense of $3.9 million, fleet start-up costs of $2.8 million, loss on disposal of assets of $0.8 million, bad debt reserve of $0.5 million and proppant delivery expediting costs of $10.0 million.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity to date have been capital contributions from our owners, borrowings under our Credit Facility and cash flows from operations. Our primary uses of capital have been capital expenditures to support organic growth. We strive to maintain financial flexibility and proactively monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

As described in "Use of Proceeds," we intend to contribute $282.0 million of the net proceeds we receive from this offering to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay all outstanding borrowings and accrued interest under our Credit Facility, totaling approximately $115 million as of April 18, 2017, (ii) to repay all outstanding borrowings and accrued interest under the Bridge Loan, totaling approximately $25 million as of April 18, 2017, and which could increase up to an additional $15 million prior to the closing of this offering, and (iii) for general corporate purposes, including funding a portion of our 2017 and other future capital expenditures. Please see "Use of Proceeds." After giving effect to this offering and use of proceeds therefrom, we expect to have $60.0 million available for borrowings under our Credit Facility and $187.6 million in cash. We currently estimate that our capital expenditures for 2017 will range from $300 million to $340 million, including (i) approximately $80 million to $90 million for completion of required upgrades to assets acquired from Sanjel Corporation in June 2016, (ii) approximately $70 million to $75 million for the acquisition and upgrade of assets in connection with the Titan Frac Acquisition, (iii) approximately $105 million to $115 million for the remaining cost to purchase three additional fleets (120,000 HHP), two of which we expect to deploy in 2017 and one of which we expect to deploy in early 2018, (iv) approximately $20 million to $30 million for maintenance capital, and (v) approximately $25 million to $30 million for facilities and other capital expenditures. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. Following this offering and the application of the net proceeds therefrom, we intend to finance the majority of our capital expenditures, contractual obligations and working capital needs with cash on hand, cash generated from operations and borrowings under our Credit Facility. We believe that our operating cash flow and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

At December 31, 2016, cash and cash equivalents totaled $11.5 million. In addition to cash and cash equivalents, we had approximately $11.8 million available for borrowings under our Credit Facility as of December 31, 2016. After the closing of this offering, we expect to arrange for a new $250 million revolving credit facility.

areas of our operations. We have built long-term relationships with multiple industry-leading suppliers of proppant, chemicals and hydraulic fracturing equipment. Our proppant needs are secured by a diverse set of long-term contracts at attractive prices reflecting current market conditions. For 2017, we do not expect any single proppant supplier to account for more than 25% of total supply. Our focus on technology and innovation also permeates our approach to our supply chain. For example, we have partnered with one of our proppant suppliers to develop a containerized sand solution that streamlines delivery time, reduces dust and minimizes trucking demurrage typically associated with proppant delivery to the well site, which we are implementing across our fleets. We believe our supply chain provides a secure supply of high-quality proppant, chemicals and hydraulic fracturing equipment that will allow us to quickly respond during periods of increased demand for our services.

- *High-quality and well-maintained fleets*. Our hydraulic fracturing fleets are comprised of high-quality, heavy-duty equipment designed with a lowest total cost of ownership philosophy. Taking a full life cycle view during the equipment design and fabrication process enables us to reduce operational downtime and maintenance costs, while enhancing our ability to provide reliable, consistent service. Our modern fleets have an average age of approximately 3.0 years. We have purchased or ordered ten new fleets (400,000 HHP) since 2012, including our newest fleet, which was deployed in early April 2017. In 2016, we took advantage of the industry downturn and more than doubled our capacity through the opportunistic acquisitions of nine fleets (360,000 HHP) built within the last seven years and are investing significant capital to upgrade them to our specifications. Taken together, we expect to have 19 fleets (aggregating to a total of 792,500 HHP including additional supporting HHP) deployed to customers before the end of the first quarter of 2018. We believe that our modern, well-maintained fleets allow us to provide a high level of service to our customers. In addition, we have built a strong relationship with the assembler of our custom-designed hydraulic fracturing fleets and believe we will continue to have timely access to new, high capability fleets as we continue to grow.

- *Experienced, incentivized and proven management team and supportive sponsor*. Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a leading role in launching the shale revolution. Our management team has an average of over 20 years of oilfield services experience, and the majority of our management team worked together before founding Liberty Holdings. In addition, our chief executive officer is also the Executive Chairman of Liberty Resources, an affiliated E&P company primarily operating in the Williston Basin, which gives us insight into our customers' needs. We have partnered with Liberty Resources and other customers to demonstrate, by application, the effectiveness of certain of our technological innovations. Further, our management team has significant equity ownership in us, which aligns their incentives with the investors in this offering. Following this offering, our executive officers will own an approximate 5.1% economic interest in us. In addition, following the offering, funds affiliated with Riverstone, an energy- and power-focused private investment firm founded in 2000 with over $34 billion of capital raised, will own a significant economic interest in us. We believe that we have benefited from Riverstone's involvement in our business and expect to continue to benefit from their ongoing involvement following this offering.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

- *Expand through continued organic growth*. We have deployed seven fleets (280,000 HHP) based on customer demand since June 2016 and plan to deploy six more fleets (240,000 HHP) in response to existing customer demand by the end of the first quarter of 2018. Because the demand for our services

Institute and Audit Committee Chair Sessions. Until his retirement, Mr. Kimble had been with KPMG or its predecessor firm since 1986. During his tenure with KPMG, Mr. Kimble also held numerous senior leadership positions, including Global Chairman of Industrial Markets. Mr. Kimble also served as KPMG's Energy Sector Leader for 10 years and was the executive director of KPMG's Global Energy Institute. Mr. Kimble serves on the board of directors and the audit committee of PRGX Global, Inc. Mr. Kimble also serves on the board of directors, the special committee, and is chair of the audit committee of DCP Midstream Partners, LP. Mr. Kimble has a Bachelor of Accounting and Business Administration from Southern Methodist University. We believe that Mr. Kimble's extensive accounting background and his experience as a director of a public company qualify him for service on our board of directors.

Peter A. Dea—Director Nominee. Mr. Dea has been nominated to serve on our board of directors. Mr. Dea has been the Executive Chairman of Confluence Resources LP ("Confluence") since September 2016. Mr. Dea has served as the President and Chief Executive Officer of Cirque Resources LP ("Cirque") since May 2007. Both Confluence and Cirque are private oil and gas companies. From November 2001 through August 2006, Mr. Dea was President and Chief Executive Officer and a director of Western Gas Resources, Inc. ("Western Gas"). Mr. Dea joined Barrett Resources Corporation ("Barrett") in November 1993 and served as Chief Executive Officer and director from November 1999 and as Chairman from February 2000 through August 2001. Western Gas and Barrett were public oil and gas companies. Prior to that Mr. Dea served in several geologic positions with Exxon Company, U.S.A. Mr. Dea currently serves as a director of Encana Corporation. Mr. Dea has a Bachelor of Arts in Geology from Western State Colorado University and a Masters of Science in Geology from the University of Montana. Mr. Dea also attended the Harvard Business School, Advanced Management Program. We believe that Mr. Dea's extensive oil and gas exploration and production experience and involvement in state and national energy policies qualify him for service on our Board.

Status as a Controlled Company

Because the Liberty Unit Holders, together with affiliates of Riverstone, will initially own approximately 71.5% of the voting power of our capital stock following the completion of this offering, we expect to be a controlled company as of the completion of the offering under Sarbanes- Oxley and NYSE corporate governance standards. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and NYSE corporate governance standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause."

Composition of Our Board of Directors

Our board of directors currently consists of one member. Prior to the date that our Class A common stock is first traded on the NYSE, we expect to have a   member board of directors.

Actions Taken Following Fiscal Year End

Long-Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan (the "LTIP") prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 14,101,216 shares of our Class A common stock will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Individual Share Limits. Beginning with the calendar year in which the transition period for the LTIP under Section 162(m) of the Code expires and for each calendar year thereafter, a "covered employee" (within the meaning of Section 162(m) of the Code) may not be granted awards under the LTIP intended to qualify as "performance-based compensation" (within the meaning of Section 162(m) of the Code) (i) to the extent such award is based on a number of shares of our Class A common stock relating to more than 1,000,000 shares of Class A common stock and (ii) to the extent such award is designated to be paid only in cash and is not based on a number of shares of our Class A common stock, having a value determined on the date of grant in excess of $5 million. In addition, the maximum aggregate grant date fair value of awards granted under the LTIP to non-employee directors will not exceed $1 million in any single calendar year (or $2 million in the first calendar year in which an individual becomes a non-employee director).

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP. Our board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The board of directors may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

Eligibility. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, are eligible to receive awards under the LTIP at the discretion of our board of directors.

Stock Options. The board of directors may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the

CORPORATE REORGANIZATION

We were incorporated as a Delaware corporation in December 2016. Following this offering and the related transactions, we will be a holding company whose only material asset will consist of membership interests in Liberty LLC. Liberty LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Liberty LLC and will be responsible for all operational, management and administrative decisions relating to Liberty LLC's business and will consolidate financial results of Liberty LLC and its subsidiaries. The Liberty LLC Agreement will be amended and restated as the Fourth Amended and Restated Limited Liability Company Agreement of Liberty LLC to, among other things, admit Liberty Inc. as the sole managing member of Liberty LLC.

In connection with the offering:

(a) Liberty Holdings will contribute all of its assets to Liberty LLC in exchange for ownership interests in Liberty LLC, which we refer to in this prospectus as "Liberty LLC Units";

(b) Liberty Holdings will liquidate and distribute to the Legacy Owners, Liberty LLC Units in accordance with its limited liability company agreement;

(c) the Exchanging Owners will directly or indirectly contribute all of their Liberty LLC Units to Liberty Inc. in exchange for 30,708,813 shares of Class A common stock and, in the case of some of the Exchanging Owners, the right to receive approximately $9.5 million of the proceeds of this offering;

(d) the Liberty Unit Holders will contribute only a portion of their Liberty LLC Units to Liberty Inc. in exchange for 5,984,016 shares of Class A common stock and will continue to own a portion of the Liberty LLC Units following this offering;

(e) Liberty Inc. will issue 20,825,498 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f) certain of the Legacy Owners will sell 796,124 shares of Class A common stock to purchasers in this offering;

(g) Liberty Inc. will use approximately $62.7 million (based on the midpoint of the range set forth on the cover of this prospectus) of the proceeds from this offering to purchase 3,606,462 Liberty LLC Units from the Liberty Unit Holders;

(h) Liberty Inc. will issue to each Liberty Unit Holder a number of shares of Class B common stock equal to the number of vested Liberty LLC Units held by such Liberty Unit Holder following this offering; and

(i) Liberty Inc. will contribute the remaining net proceeds of this offering to Liberty LLC in exchange for an additional number of Liberty LLC Units such that Liberty Inc. holds a total number of Liberty LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by this prospectus, Liberty Inc. will own an approximate 45.3% interest in Liberty LLC (or 47.2% if the underwriters' option to purchase additional shares is exercised in full), and the Liberty Unit Holders will own an approximate 54.7% interest in Liberty LLC (or 52.8% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal and Selling Shareholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any exchange.

Riverstone, generally provides for the payment by us to such TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in certain circumstances in periods after this offering as a result of (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement. Under both Tax Receivable Agreements, we will retain the benefit of the remaining 15% of these cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of Liberty LLC Units or if the TRA Holder no longer holds Liberty LLC Units.

The payment obligations under the Tax Receivable Agreements are Liberty Inc.'s obligations and not obligations of Liberty LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing Liberty Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon significant future events and assumptions, including the timing of the redemptions of Liberty LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its Liberty LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of the contemplated reorganization transactions, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of Liberty Inc.'s payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis.

Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreements were terminated immediately after this offering (assuming $18.50 per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed above, would be approximately $345 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of approximately $558 million).

Reductions in U.S. federal corporate income tax rates are currently being considered. If the U.S. federal corporate income tax rate was reduced to 25% and all other assumptions were held constant, the estimated termination payments would be approximately $236 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of approximately $371 million).

A delay in the timing of redemptions of Liberty LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreements as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced if allocations of Liberty LLC taxable income exceed distributions and allocations of losses to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of Liberty LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreements in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreements are dependent upon Liberty Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreements. If Liberty Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Liberty Inc.'s future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding

Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreements exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements and/or (ii) distributions to Liberty Inc. by Liberty LLC are not sufficient to permit Liberty Inc. to make payments under the Tax Receivable Agreements after it has paid its taxes and other obligations. Please read "Risk Factors—Risks Related to this Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements. The payments under the Tax Receivable Agreements will not be conditioned upon a holder of rights under a Tax Receivable Agreement having a continued ownership interest in either Liberty LLC or Liberty Inc."

In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreements, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Liberty Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

The term of each Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreements. In the event that the Tax Receivable Agreements are not terminated, the payments under the Tax Receivable Agreements are anticipated to commence in 2018 and to continue for 15 years after the date of the last redemption of the Liberty LLC Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreements for more than 20 to 25 years. Payments will generally be made under the Tax Receivable Agreements as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreements. However, if we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreements terminate early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment in advance of any actual cash tax savings. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreements (determined by applying a discount rate of the long-term Treasury rate then in effect plus 300 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including (i) that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) that any Liberty LLC Units (other than those held by Liberty Inc.) outstanding on the termination date are deemed to be redeemed on the termination date, and (iii) certain loss or credit carryovers will be utilized over five years beginning with the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreements provides that in the event that we breach any of our material obligations under it, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreements early, the Tax Receivable Agreements are terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreements in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreements to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if we experienced a change of control or the Tax Receivable Agreements were terminated immediately after this offering, the estimated lump-sum payment would be approximately $345 million. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. For example, the earlier disposition of assets following a redemption of Liberty LLC Units may accelerate payments under the Tax Receivable Agreements and increase the present value of such payments, and the disposition of assets before a redemption of Liberty LLC Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreements. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other shareholders.

Payments generally are due under the Tax Receivable Agreements within 5 days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus basis points. Except in cases where we elect to terminate the Tax Receivable Agreements early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 150 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreements.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreements is dependent on the ability of Liberty LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreements. This ability, in turn, may depend on the ability of Liberty LLC's subsidiaries to make distributions to it. The ability of Liberty LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Liberty LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The Tax Receivable Agreements are filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing descriptions of the Tax Receivable Agreements are qualified by reference thereto.

Stockholders' Agreement

In connection with this offering, we will enter into a stockholders' agreement with the Principal Stockholders. Among other things, the stockholders' agreement will provide the right to designate nominees to our board of directors as follows:

- so long as Riverstone and its affiliates collectively own at least 30% of our Class A common stock, Riverstone can designate up to four nominees to our board of directors;

113

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each nominee to our board of directors;

- each of the selling shareholders;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, selling shareholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 950 17th Street, Suite 2000, Denver, Colorado 80202.

We and the selling shareholders have granted the underwriters the option to purchase up to an additional 3,243,243 shares of Class A common stock.

| | Shares Beneficially Owned Prior to the Offering[1] | | Shares of Class A Common Stock Offered Hereby (Assuming No Exercise of the Underwriters' Option to Purchase Additional Shares) | Shares of Class A Common Stock Offered Hereby (Assuming Exercise in Full of the Underwriters' Option to Purchase Additional Shares) | Shares Beneficially Owned After the Offering | | | | | |
| | | | | | Class A Common Stock | | Class B Common Stock | | Combined Voting Power[2] | |
	Number	%			Number	%	Number	%	Number	%
Selling Shareholders and Other 5% Shareholders										
Other entities associated with Riverstone (3)	37,937,322	34.4%	—	—	2,863,589	5.0%	33,207,120	47.9%	36,070,709	28.4%
R/C Energy IV Direct Partnership, L.P. (4)	16,180,922	14.7%	796,124	1,270,024	15,384,798	26.7%	—	0.0%	15,384,798	12.1%
Entities associated with Oakmont Corporation(5)	16,524,517	15.0%	—	—	1,247,254	2.2%	14,463,568	20.8%	15,710,823	12.4%
BRP Liberty Master, LLC (6)	4,856,169	4.4%	—	—	366,529	0.6%	4,250,394	6.1%	4,616,923	3.6%
Concentric Equity Partners II, LP (7)	4,856,169	4.4%	—	—	4,616,923	8.0%	—	0.0%	4,616,923	3.6%
SH Ventures LOS, LLC (8)	4,609,187	4.2%	—	—	347,888	0.6%	4,034,221	5.8%	4,382,109	3.5%
C. Mark Pearson	4,036,824	3.7%	—	—	308,386	0.5%	3,576,147	5.2%	3,884,533	3.1%
Directors, Director Nominees and Named Executive Officers:										
Christopher A. Wright	3,753,114	3.4%	—	—	288,817	0.5%	3,349,221	4.8%	3,638,038	2.9%
Michael Stock	1,587,692	1.4%	—	—	122,767	0.2%	1,423,646	2.1%	1,546,413	1.2%
Ron Gusek	1,374,260	1.2%	—	—	106,251	0.2%	1,232,124	1.8%	1,338,375	1.1%
Cary D. Steinbeck	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
N. John Lancaster, Jr.	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Brett Staffieri	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
William F. Kimble	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Peter A. Dea	—	0.0%	—	—	—	0.0%	—	0.0%	—	0.0%
Directors and executive officers as a group (10 persons)	6,715,065	6.1%	—	—	517,836	0.9%	6,004,991	8.7%	6,522,827	5.1%

(1) Subject to the terms of the Liberty LLC Agreement, each Liberty Unit Holder will, subject to certain limitations, have the right to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for shares of our Class A common stock (or cash at our election) at a redemption ratio of one share of Class A common stock for each Liberty LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Person Transactions—Liberty LLC Agreement." Beneficial ownership of Liberty LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units may be redeemed.

(2) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Liberty Unit Holders will hold one share of Class B common stock for each Liberty LLC Unit.

(3) Other entities associated with Riverstone include R/C IV Liberty Holdings, L.P. and Riverstone/Carlyle Energy Partners IV, L.P., each of which is an investment partnership affiliated with Riverstone/Carlyle Global Energy and Power Fund IV, L.P., or R/C IV. Management and control of each entity is with its general partner, Riverstone/Carlyle Energy Partners IV, L.P., which is in turn managed and controlled by its general partner, R/C Energy GP IV, LLC, an affiliate of R/C IV. R/C Energy GP IV, LLC is managed by a management committee that includes Pierre F. Lapeyre, Jr., David M. Leuschen, James T. Hackett, Michael B. Hoffman, N. John Lancaster, Mark G. Papa and, on a rotating basis, one of E. Bartow Jones, Baran Tekkora and Robert M. Tichio. The principal business address of R/C EnergyGP IV, LLC is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(4) R/C Energy IV Direct Partnership, L.P. is an investment partnership affiliated with Riverstone/Carlyle Global Energy and Power Fund IV, L.P., or R/C IV. Management and control of R/C Energy IV Direct Partnership, L.P. is with its general partner, which is in turn managed and controlled by its general partner, R/C Energy GP IV, LLC, an affiliate of R/C IV. R/C Energy GP IV, LLC is managed by a management committee that includes Pierre F. Lapeyre, Jr., David M. Leuschen, James T. Hackett, Michael B. Hoffman, N. John Lancaster, Mark G. Papa and, on a rotating basis, one of E. Bartow Jones, Baran Tekkora and Robert M. Tichio. The principal business address of R/C Energy GP IV, LLC is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(5) All shares may be deemed to be beneficially owned by Oakmont Corporation and Robert Day, who may be deemed to control Oakmont Corporation. The reporting herein of such shares shall not be construed as an admission by Oakmont Corporation or Mr. Day that either such person is the beneficial owner of such interests for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose. The principal business address of the Oakmont Corporation and Mr. Day is 865 S. Figueroa St., Suite 700, Los Angeles, CA 90017.

(6) BRP Liberty Master, LLC is managed by GMT Capital Corp., which in turn is majority owned and controlled by Thomas E. Claugus. The business address of Mr. Claugus is 2300 Windy Ridge Parkway, Suite 550 South, Atlanta, Georgia 30339.

(7) The general partner of Concentric Equity Partners II, LP is CEP-FIC GP, LP. The principal business address of CEP-FIC GP, LP is 50 E. Washington St. Suite 400, Chicago, Illinois 60602.

(8) The principal business address of SH Ventures LOS, LLC is 655 Brea Canyon Road, Walnut, California 91787.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Liberty Inc. will consist of 400,000,000 shares of Class A common stock, $0.01 par value per share, of which 57,518,327 shares will be issued and outstanding, 400,000,000 shares of Class B common stock, $0.01 par value per share, of which 69,392,613 shares will be issued and outstanding and 10,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Liberty Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, the Liberty Unit Holders will receive one share of Class B common stock for each Liberty LLC Unit that they hold. Accordingly, the Liberty Unit Holders will have a number of votes in Liberty Inc. equal to the aggregate number of Liberty LLC Units that they hold.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of

120

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 57,518,327 shares of Class A common stock. Of these shares, all of the 21,621,622 shares of Class A common stock (or 24,864,865 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the Liberty Unit Holders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each Liberty Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions). See "Certain Relationships and Related Party Transactions—Liberty LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Liberty Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 105,289,318 shares (assuming redemption of all applicable Liberty LLC Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers, certain of our principal shareholders and certain of the selling shareholders have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	
Goldman, Sachs & Co.	
Wells Fargo Securities, LLC	
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC	
Evercore Group L.L.C.	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Houlihan Lokey Capital, Inc.	
Intrepid Partners, LLC	
Petrie Partners Securities, LLC	
SunTrust Robinson Humphrey, Inc.	
Total	21,621,622

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $ per share. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,769,343 additional shares and 473,900 additional shares, respectively, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering option to purchase additional shares, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The following table shows the underwriting discounts and commissions, and proceeds, before expenses, to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 3,243,243 shares.

	Per Share	Total	
		No Exercise	Full Exercise
Public offering price			
Underwriting discounts and commissions to be paid by us			
Underwriting discounts and commissions to be paid by selling shareholders			
Proceeds, before expenses, to us			
Proceeds, before expenses, to selling shareholders			

We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders. The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, will be approximately $8.0 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $20,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon the closing of this offering.

We have been authorized to list our shares on the NYSE under the symbol "BDFC."

We, all of our directors and executive officers and the selling shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co., on behalf of the underwriters, and subject to specified exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares;

- file any registration statement with the SEC relating to the offering of any shares or any securities convertible into or exercisable or exchangeable for shares; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares;

whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co., on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares or any security convertible into or exercisable or exchangeable for shares.

The restrictions described in the immediately preceding paragraph do not apply to:

- the sale of shares to the underwriters; or

- the issuance by us of shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

- transactions by the selling shareholders relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the shares or other securities acquired in such open market transactions; or

LIBERTY OILFIELD SERVICES LLC, PREDECESSOR

Combined Statements of Operations
For the Years Ended December 31, 2016 and 2015

(Dollars in thousands)

		2016	2015
Revenue:			
Revenue	$	356,890	$384,330
Revenue—related parties		17,883	71,074
Total revenue		374,773	455,404
Operating costs and expenses:			
Cost of services (exclusive of depreciation and amortization shown separately below)		354,729	393,340
General and administrative		35,789	28,765
Depreciation and amortization		41,362	36,436
(Gain) loss on disposal of assets		(2,673)	423
Total operating costs and expenses		429,207	458,964
Operating loss		(54,434)	(3,560)
Other expense:			
Interest expense		(6,126)	(5,501)
Net loss	$	(60,560)	$ (9,061)
Supplemental unaudited pro forma income tax benefit (See Note 1)	$	22,145	
Supplemental unaudited pro forma net loss	$	(38,415)	
Supplemental unaudited pro forma earnings per common share (See Note 1):			
Basic	$	(0.10)	
Diluted	$	(0.10)	
Supplemental unaudited pro forma weighted average number of common shares outstanding (See Note 1):			
Basic		57,518,327	
Diluted		57,518,327	

See notes to combined financial statements.

21,621,622 Shares



Liberty Oilfield Services Inc.

CLASS A COMMON STOCK

PROSPECTUS

Morgan Stanley
Goldman, Sachs & Co.
Wells Fargo Securities
Citigroup
J.P. Morgan
Evercore ISI
Simmons & Company International Energy Specialists of Piper Jaffray
Tudor, Pickering, Holt & Co.
Houlihan Lokey
Intrepid Partners
Petrie Partners Securities
SunTrust Robinson Humphrey

Through and including   , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and New York Stock Exchange listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 57,637[1]
FINRA filing fee	75,095
New York Stock Exchange listing fee	320,000
Accountants' fees and expenses	2,822,000
Legal fees and expenses	3,000,000
Printing and engraving expenses	500,000
Transfer agent and registrar fees	10,000
Miscellaneous	1,215,268
Total	$8,000,000

_____

(1) $5,795 of this amount was previously paid in connection with a previous filing of this Registration Statement.

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.